

FOR IMMEDIATE RELEASE
Date: January 18, 2005
Contact: Donald F. Holt, EVP/CFO
(717) 920-5801, Fax (717) 920-1683

COMMUNITY BANKS REPORTS EARNINGS INCREASE

Harrisburg, PA- Community Banks, Inc. ("Community") (Listed on NASDAQ: CMTY) today announced earnings results for the year and the fourth quarter ended December 31, 2004.   Earnings per share for 2004 rose to a record $1.73 and reflected annual net income of $21.8 million. This performance represented an improvement of 6.1% over the earnings per share of $1.63 achieved in 2003, and a 7% increase in net income from the $20.4 million recorded in that same year. The 2004 performance resulted in a return on average assets of 1.12% and a return on average equity of 14.96%, compared to 1.15% and 15.03%, respectively, in 2003.

Results for the fourth quarter of 2004 reflected similar performance as earnings per share rose from $0.41 in the year earlier quarter to $0.44 in 2004, an increase of 7.3%. Net income for the three months ended December 31, 2004 was $5.5 million versus $5.2 million in the fourth quarter of 2003, an increase of 7.0%.

Community produced improved levels of profitability during 2004 by driving higher loan and deposit volumes, increased fees, strong asset quality and more modest growth in operating expenses. Across the broader financial services spectrum, profit performance was directly and indirectly influenced by the depressed level of interest rates and an unsettled national economy. The strain on net interest income growth placed a premium on increasing market share, maintaining pristine asset quality metrics, developing new and improved sources of service fee income, and the achievement of operating efficiencies.

On November 16, 2004, Community and PennRock Financial Services Corp., parent company of Blue Ball National Bank, announced the signing of a definitive agreement pursuant to which Community and PennRock Financial will combine under Community's charter. Following consummation, Blue Ball will continue to operate as a division of CommunityBanks. The joint banking and financial services franchise will include 67 banking offices in 11 counties throughout the center of Pennsylvania, extending from the Pocono region in the north to just south of the Pennsylvania/Maryland border. The combination will dramatically increase the combined company's presence in the south central Pennsylvania market, including significant coverage of the vibrant Harrisburg, Lancaster and York regions, with combined assets totaling over $3 billion. After the combination, Community Banks, Inc. would become the 8th largest bank holding company headquartered in the Commonwealth of Pennsylvania; it currently ranks as the 12th largest.

"We are especially pleased to be reporting continuing earnings momentum while, at the same time, we begin the challenging process of combining and integrating the Community and PennRock franchises," said Eddie L. Dunklebarger, President and Chief Executive Officer. "Our optimism for the future is based on both banks' strong financial condition, their historical trend of steady earnings improvement, and the opportunities to improve upon both of these as a result of our new partnership". Terms of the transaction, which is expected to be completed by mid-year 2005, were provided at the time of the announcement. The merger remains subject to various regulatory approvals as well as the approval of both Community and PennRock shareholders.

During 2004, average loans rose to just under $1.2 billion and grew 15.7% over 2003 balances. Growth in average deposit balances also experienced robust growth trends as deposits increased 10.1% to nearly $1.3 billion. Net interest income rose 7.2 % when expressed on a fully-tax equivalent basis, despite the challenges presented by the low interest rate environment. Community continues to garner an increasingly larger share of the South Central Pennsylvania banking market, which influenced the growth in both core banking activities and net interest income.

Other revenues, excluding the impact of gains from the sales of securities, reflected an increase of nearly 12% over 2003. Other revenues actually increased by nearly 19% over 2003 if 2003 results were further adjusted for the nonrecurring sale of a branch location in the fourth quarter of 2003. This growth was influenced by the increase in fees associated with both acquired businesses and increases in new or existing banking products. The improvement in this revenue stream was achieved despite the mitigating impact of the less robust mortgage refinancing market during most of 2004. The pace of mortgage refinancing activity slowed measurably from the record performances of the last two years. Complementary fee-based activities, such as title and settlement services, also receded by comparison to the outsized mortgage origination activity in years prior to 2004.

Two highlights of 2004 performance related to asset quality and control over non-interest expenses. Community has now experienced three consecutive years of steadily improving metrics in loan quality, including net charge-offs to loans of only .16% in 2004. Growth in the provision for loan losses was reflective of the growth in the loan portfolio and the risk associated therewith, as asset quality metrics continued to reflect little in the way of adverse trends. Non-interest expenses, which grew by 9.3%, were inflated by the first full year of expenses attributed to businesses acquired throughout 2003 and by the second consecutive year of increased marketing expenses. Community has aggressively addressed elevating its profile in its core markets to take advantage of market disruptions attributed to the fallout from out-of-state acquisitions of local competitors.

Community currently has nearly $2 billion in assets and 48 banking offices, and is headquartered in Harrisburg, Pennsylvania, which will remain the corporate offices. PennRock, with its 19 banking offices and nearly $1.1 billion in assets, operates 12 offices in Lancaster County; 5 in Berks County near Reading, Pennsylvania; and 2 additional offices in nearby Chester County.

This press release contains "forward looking" information as defined by the Private Securities Litigation Reform Act of 1995, which is based on Community's current expectations, estimates and projections about future events and financial trends affecting the financial condition of its business. These statements are not historical facts or guarantees of future performance, events, or results. Such statements involve potential risks and uncertainties and, accordingly, actual performance results may differ materially. Community undertakes no obligation to publicly update or revise forward looking information, whether as a result of new, updated information, future events, or otherwise.

Community Banks, Inc.

Selected Financial Information
(Dollars in thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,	
	2004	2003	2004	2003
Consolidated summary of operations:				
Interest income	$ 25,710	$ 23,602	$ 99,799	$ 94,865
Interest expense	11,089	10,428	43,242	42,351
Net interest income	14,621	13,174	56,557	52,514
Provision for loan losses	750	600	3,100	2,500
Net interest income after provision for loan losses	13,871	12,574	53,457	50,014
Non-interest income:				
Investment management and trust services	391	384	1,510	1,326
Service charges on deposit accounts	2,012	1,442	7,120	5,128
Other service charges, commissions, and fees	792	629	3,357	2,958
Investment security gains	186	78	2,470	1,927
Insurance premium income and commissions	873	745	3,260	2,822
Mortgage banking activities	652	725	2,665	2,532
Earnings on investment in life insurance	383	311	1,593	1,455
Other	133	1,237	1,238	2,315
Total non-interest income	5,422	5,551	23,213	20,463
Non-interest expenses:				
Salaries and employee benefits	7,486	6,598	28,337	25,397
Net occupancy	1,990	1,836	7,980	7,200
Marketing expense	425	521	2,325	2,018
Telecommunications expense	306	350	1,285	1,302
Other	2,411	2,657	10,066	9,801
Total non-interest expenses	12,618	11,962	49,993	45,718
Income before income taxes	6,675	6,163	26,677	24,759
Income taxes	1,135	987	4,879	4,359
Net income	$ 5,540	$ 5,176	$ 21,798	$ 20,400
Net loan charge-offs	$ 765	$ 862	$ 1,857	$ 1,665
Net interest margin (FTE)	3.51%	3.41%	3.44%	3.50%
Efficiency ratio	58.96%	62.41%	60.22%	60.47%
Return on average assets	1.13%	1.13%	1.12%	1.15%
Return on average stockholders' equity	14.54%	14.75%	14.96%	15.03%
Return on average realized equity [2]	14.99%	15.26%	15.30%	15.81%
Consolidated per share data: [1]				
Basic earnings per share	$ 0.45	$ 0.43	$ 1.78	$ 1.68
Diluted earnings per share	$ 0.44	$ 0.41	$ 1.73	$ 1.63
Book value at end of period	$ 12.45	$ 11.73	$ 12.45	$ 11.73
Realized book value at end of period [2]	$ 12.19	$ 11.19	$ 12.19	$ 11.19

Community Banks, Inc.

Selected Financial Information
(Dollars in thousands, except per share data)

Consolidated balance sheet data:

	Three Months Ended December 31,		Year Ended December 31,	
	2004	2003	2004	2003
Average total loans	$ 1,201,454	$ 1,067,506	$ 1,153,933	$ 997,190
Average earning assets	1,844,675	1,720,843	1,831,881	1,680,204
Average assets	1,957,240	1,823,692	1,941,096	1,780,679
Average deposits	1,304,590	1,214,381	1,295,977	1,177,356
Average stockholders' equity	151,557	139,226	145,750	135,773
Average diluted shares outstanding [1]	12,553,000	12,623,000	12,575,000	12,497,000

	December 31, 2004	December 31, 2003	12/31/2004 vs. 12/31/2003 % Change
Assets	$ 1,954,799	$ 1,861,063	5%
Total loans	1,215,951	1,078,611	13%
Deposits	1,305,537	1,230,685	6%
Stockholders' equity [2]	149,130	136,810	9%
Accumulated other comprehensive income	3,211	6,596	(51)%
Diluted shares outstanding [1]	12,549,000	12,666,000	(1)%
Non-accrual loans	$ 5,428	$ 8,151	(33)%
Foreclosed real estate	2,094	4,865	(57)%
Total non-performing assets	7,522	13,016	(42)%
Accruing loans 90 days past due	---	90	(100)%
Total risk elements	$ 7,522	$ 13,106	(43)%
Allowance for loan losses	$ 14,421	$ 13,178	9%

Asset quality ratios:

Allowance for loan losses to total loans outstanding	1.19%	1.22%
Allowance for loan losses to non-accrual loans	266%	162%
Non-accrual loans to total loans outstanding	0.45%	0.76%
Non-performing assets to total assets	0.38%	0.70%

[1] Per share data reflects stock splits and stock dividends
[2] Excludes accumulated other comprehensive income

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight - DECEMBER 31, 2004

KEY RATIOS

	2004					2003	
	Annual	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Annual	Fourth Quarter
Earnings per share - basic (1)	$ 1.78	$ 0.45	$ 0.46	$ 0.45	$ 0.42	$ 1.68	$ 0.43
Earnings per share - diluted (1)	$ 1.73	$ 0.44	$ 0.45	$ 0.43	$ 0.41	$ 1.63	$ 0.41
Return on average assets	1.12%	1.13%	1.15%	1.11%	1.10%	1.15%	1.13%
Return on average equity	14.96%	14.54%	15.84%	15.37%	14.13%	15.03%	14.75%
Return on average realized equity (2)	15.30%	14.99%	15.70%	15.54%	14.98%	15.81%	15.26%
Net interest margin	3.44%	3.51%	3.43%	3.44%	3.40%	3.50%	3.41%
Non-interest income/revenues (FTE excluding security gains)	24.74%	24.33%	27.07%	25.11%	22.17%	23.95%	27.01%
Provision for loan losses/average loans (annualized)	0.27%	0.25%	0.25%	0.27%	0.31%	0.25%	0.22%
Efficiency ratio	60.22%	58.96%	59.29%	61.55%	61.19%	60.47%	62.41%
Non-performing assets to period-end loans		0.62%	0.69%	0.69%	0.86%		1.21%
90 day past due loans to period-end loans		0.00%	0.00%	0.00%	0.01%		0.01%
Total risk elements to period-end loans		0.62%	0.69%	0.69%	0.87%		1.22%
Allowance for loan losses to loans	1.19%	1.19%	1.21%	1.23%	1.25%	1.22%	1.22%
Allowance for loan losses to							
non-accrual loans	266%	266%	241%	229%	184%	162%	162%
Net charge-offs/average loans (annualized)	0.16%	0.25%	0.21%	0.11%	0.06%	0.17%	0.32%
Equity to assets	7.79%	7.79%	7.64%	6.94%	7.74%	7.71%	7.71%

(1) Per share data reflect stock splits and stock dividends

(2) Excludes accumulated other comprehensive income (loss) items

COMMUNITY BANKS, INC.AND SUBSIDIARIES

Fiscal Insight - DECEMBER 31, 2004

PER SHARE STATISTICS *

Diluted Earnings per Share

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Total
2004	$ 0.44	$ 0.45	$ 0.43	$ 0.41	$ 1.73
2003	$ 0.41	$ 0.41	$ 0.40	$ 0.41	$ 1.63
2002	$ 0.37	$ 0.38	$ 0.37	$ 0.36	$ 1.48

Average Diluted Shares Outstanding

(in thousands)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Average for Year
2004	12,553	12,508	12,587	12,653	12,575
2003	12,623	12,501	12,433	12,375	12,497
2002	12,407	12,491	12,539	12,529	12,491

Book Value per Share

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2004	$ 12.45	$ 12.26	$ 11.15	$ 12.27
2003	$ 11.73	$ 11.25	$ 11.73	$ 10.83
2002	$ 10.67	$ 10.56	$ 9.97	$ 9.05

Realized Book Value per Share (excludes accumulated other comprehensive income items)

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2004	$ 12.19	$ 11.85	$ 11.61	$ 11.40
2003	$ 11.19	$ 10.89	$ 10.60	$ 10.33
2002	$ 10.13	$ 9.92	$ 9.77	$ 9.53

 * Per share data reflect stock splits and stock dividends

COMMUNITY BANKS, INC. AND SUBSIDIARIES

Fiscal Insight - DECEMBER 31, 2004

QUARTER END INFORMATION

(dollars in thousands)	2004				2003
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
Loans, net	$ 1,201,530	$ 1,173,844	$ 1,147,074	$ 1,098,695	$ 1,065,433
Earning assets	1,838,116	1,844,154	1,843,262	1,834,961	1,750,263
Goodwill and identifiable intangible assets	5,051	5,036	4,976	4,759	4,773
Total assets	1,954,799	1,955,811	1,961,061	1,944,555	1,861,063
Deposits	1,305,537	1,320,476	1,297,370	1,282,410	1,230,685
Long-term debt	404,662	406,370	373,066	399,750	411,422
Subordinated debt	30,928	30,928	30,928	30,928	30,928
Total shareholder's equity	152,341	149,419	136,135	150,504	143,406
Accumulated other comprehensive income (loss) (net of tax)	3,211	5,050	(5,607)	10,604	6,596

COMMUNITY BANKS, INC. AND SUBSIDIARIES

Fiscal Insight - DECEMBER 31, 2004

CONDENSED CONSOLIDATED QUARTERLY AVERAGE STATEMENTS OF CONDITION

(dollars in thousands)	2004				2003
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
Assets					
Earning Assets:					
Loans	$ 1,201,454	$ 1,175,562	$ 1,138,284	$ 1,100,432	$ 1,067,506
Federal funds sold and other	17,223	6,504	14,297	11,175	21,773
Taxable investment securities	415,262	453,905	493,150	463,804	423,723
Tax-exempt investment securities	210,736	209,248	208,754	207,942	207,841
Total Earning Assets	1,844,675	1,845,219	1,854,485	1,783,353	1,720,843
Cash and due from banks	40,689	38,144	34,366	36,065	38,394
Allowance for loan losses	(14,551)	(14,418)	(14,172)	(13,484)	(13,444)
Goodwill and other identifiable intangibles	5,015	4,975	4,844	4,756	4,634
Premises, equipment and other assets	81,412	84,015	82,351	86,091	73,265
Total assets	$ 1,957,240	$ 1,957,935	$ 1,961,874	$ 1,896,781	$ 1,823,692
Liabilities and equity					
Interest-bearing liabilities:					
Deposits					
Savings and NOW accounts	$ 494,275	$ 515,917	$ 516,409	$ 457,269	$ 445,881
Time	514,560	513,241	510,783	501,571	492,401
Time deposits greater than $100,000	107,250	101,782	119,054	119,459	108,225
Short-term borrowings	48,926	59,464	83,333	52,020	45,278
Long-term debt and subordinated debt	436,543	430,013	398,685	441,076	408,018
Total interest-bearing liabilities	1,601,554	1,620,417	1,628,264	1,571,395	1,499,803
Noninterest-bearing deposits	188,505	182,434	177,104	164,295	167,874
Other liabilities	15,624	13,276	14,179	13,783	16,789
Total liabilities	1,805,683	1,816,127	1,819,547	1,749,473	1,684,466
Shareholders' equity	151,557	141,808	142,327	147,308	139,226
Total liabilities and shareholders' equity	$ 1,957,240	$ 1,957,935	$ 1,961,874	$ 1,896,781	$ 1,823,692

Change in Average Balances *

	2004				2003
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
Loans	12.5%	14.5%	16.2%	20.2%	17.8%
Total assets	7.3%	7.8%	10.2%	11.4%	11.6%
Deposits	7.4%	9.7%	13.1%	10.1%	8.4%
Shareholders' equity	8.9%	3.8%	4.3%	12.6%	9.4%

 * Compares the current quarter to the comparable quarter of the prior year.

COMMUNITY BANKS, INC. AND SUBSIDIARIES

Fiscal Insight - DECEMBER 31, 2004

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands)	2004					2003	
	Annual	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Annual	Fourth Quarter
Interest income	$ 99,799	$ 25,710	$ 25,227	$ 24,882	$ 23,980	$ 94,865	$ 23,602
Tax equivalent adjustment	6,539	1,664	1,613	1,639	1,623	6,352	1,615
	106,338	27,374	26,840	26,521	25,603	101,217	25,217
Interest expense	43,242	11,089	10,934	10,678	10,541	42,351	10,428
Net interest income	63,096	16,285	15,906	15,843	15,062	58,866	14,789
Provision for loan losses	3,100	750	750	750	850	2,500	600
Net interest income after provision	59,996	15,535	15,156	15,093	14,212	56,366	14,189
Non-interest income	18,078	4,584	5,346	4,484	3,664	16,004	4,748
Investment security gains income	2,470	186	108	844	1,332	1,927	78
Mortgage banking activities income	2,665	652	558	828	627	2,532	725
Non-interest expenses	49,993	12,618	12,530	12,962	11,883	45,718	11,962
Income before income taxes	33,216	8,339	8,638	8,287	7,952	31,111	7,778
Income taxes	4,879	1,135	1,379	1,211	1,154	4,359	987
Tax equivalent adjustment	6,539	1,664	1,613	1,639	1,623	6,352	1,615
NET INCOME	$ 21,798	$ 5,540	$ 5,646	$ 5,437	$ 5,175	$ 20,400	$ 5,176
Tax effect of security transactions	$ 865	$ 65	$ 38	$ 295	$ 466	$ 674	$ 27

COMMUNITY BANKS, INC. AND SUBSIDIARIES

Fiscal Insight - DECEMBER 31, 2004

ANALYSIS OF NON-INTEREST INCOME

(dollars in thousands)	2004					2003	
	Annual	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Annual	Fourth Quarter
Investment management and trust services	$ 1,510	$ 391	$ 443	$ 409	$ 267	$ 1,326	$ 384
Service charges on deposit accounts	7,120	2,012	1,996	1,707	1,405	5,128	1,442
Other service charges, commissions and fees	3,357	792	888	775	902	2,958	629
Insurance premium income and commissions	3,260	873	708	1,025	654	2,822	745
Earnings on investment in life insurance	1,593	383	433	412	365	1,455	311
Other income	1,238	133	878	156	71	2,315	1,237
Total non-interest income	$ 18,078	$ 4,584	$ 5,346	$ 4,484	$ 3,664	$ 16,004	$ 4,748

ANALYSIS OF NON-INTEREST EXPENSES

(dollars in thousands)	2004					2003	
	Annual	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Annual	Fourth Quarter
Salaries and employee benefits	$ 28,337	$ 7,486	$ 6,975	$ 7,041	$ 6,835	$ 25,397	$ 6,598
Net occupancy expense	7,980	1,990	1,962	1,995	2,033	7,200	1,836
Marketing expense	2,325	425	611	869	420	2,018	521
Telecommunications expense	1,285	306	318	344	317	1,302	350
Other operating expenses	10,066	2,411	2,664	2,713	2,278	9,801	2,657
Total non-interest expenses	$ 49,993	$ 12,618	$ 12,530	$ 12,962	$ 11,883	$ 45,718	$ 11,962

COMMUNITY BANKS, INC. AND SUBSIDIARIES

Fiscal Insight - DECEMBER 31, 2004

RISK ELEMENTS ANALYSIS

(dollars in thousands)	2004				2003
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
Non-performing assets:					
Non-accrual loans	$ 5,428	$ 5,990	$ 6,244	$ 7,541	$ 8,151
Troubled debt restructurings	-	-	-	-	-
Foreclosed real estate	2,094	2,203	1,788	2,057	4,865
Total non-performing assets	7,522	8,193	8,032	9,598	13,016
Accruing loans 90 days or more past due	-	16	32	98	90
Total risk elements	$ 7,522	$ 8,209	$ 8,064	$ 9,696	$ 13,106
Non-performing assets to period-end loans	0.62%	0.69%	0.69%	0.86%	1.21%
90 day past due loans to period-end loans	0.00%	0.00%	0.00%	0.01%	0.01%
Total risk elements to period-end loans	0.62%	0.69%	0.69%	0.87%	1.22%

COMMUNITY BANKS, INC. AND SUBSIDIARIES

Fiscal Insight - DECEMBER 31, 2004

ALLOWANCE FOR LOAN LOSSES

(dollars in thousands)	2004				2003
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
Balance at beginning of period	$ 14,436	$ 14,294	$ 13,862	$ 13,178	$ 13,440
Loans charged off	(922)	(786)	(752)	(450)	(1,479)
Recoveries	157	178	434	284	617
Net loans charged off	(765)	(608)	(318)	(166)	(862)
Provision for loan losses	750	750	750	850	600
Balance at end of period	$ 14,421	$ 14,436	$ 14,294	$ 13,862	$ 13,178
Net loans charged-off to average loans*	0.25%	0.21%	0.11%	0.06%	0.32%
Provision for loan losses to average loans*	0.25%	0.25%	0.27%	0.31%	0.22%
Allowance for loan losses to loans	1.19%	1.21%	1.23%	1.25%	1.22%

*Annualized

COMMUNITY BANKS, INC. AND SUBSIDIARIES

Fiscal Insight - DECEMBER 31, 2004

OTHER RATIOS

	2004				2003
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
Investment portfolio - market to amortized cost	101.4%	101.7%	99.2%	102.8%	102.1%
Dividend payout ratio	37.5%	36.7%	38.2%	38.4%	37.5%
Net loans to deposits ratio, average	91.0%	88.4%	84.9%	87.5%	86.8%

MARKET PRICE AND DIVIDENDS DECLARED *

Quarter	Closing Bid Price Range		Dividends Declared
	High	Low	
2004			
I	$ 34.52	$ 28.41	$ 0.1619
II	$ 31.58	$ 27.02	$ 0.1700
III	$ 29.73	$ 25.35	$ 0.1700
IV	$ 31.47	$ 27.77	$ 0.1700
			$ 0.6719
2003			
I	$ 22.51	$ 20.79	$ 0.1512
II	$ 23.81	$ 22.11	$ 0.1586
III	$ 26.59	$ 23.69	$ 0.1586
IV	$ 32.14	$ 26.67	$ 0.1586
			$ 0.6270
2002			
I	$ 20.98	$ 18.41	$ 0.1208
II	$ 22.45	$ 19.31	$ 0.1361
III	$ 20.93	$ 18.07	$ 0.1361
IV	$ 21.92	$ 19.64	$ 0.1512
			$ 0.5442

* Per share data reflect stock splits and stock dividends

COMMUNITY BANKS, INC. AND SUBSIDIARIES

Fiscal Insight - DECEMBER 31, 2004

Net Interest Margin - Year-to-Date

(dollars in thousands)	December 31, 2004			December 31, 2003		
	Average Balance	FTE Interest Income/Expense	Average Rate Earned/Paid	Average Balance	FTE Interest Income/Expense	Average Rate Earned/Paid
Federal funds sold and interest-bearing deposits in banks	$ 10,126	$ 137	1.35%	$ 5,175	$ 49	0.95%
Investment securities	665,648	35,480	5.33%	673,943	34,564	5.13%
Loans - commercial	404,653	23,176	5.73%	338,907	20,789	6.13%
- commercial real estate	310,769	18,743	6.03%	268,470	17,387	6.48%
- residential real estate	95,547	6,320	6.61%	102,545	7,619	7.43%
- consumer	345,138	22,482	6.51%	291,164	20,809	7.15%
Total earning assets	$ 1,831,881	$ 106,338	5.80%	$ 1,680,204	$ 101,217	6.02%
Deposits - savings and NOW accounts	$ 495,968	$ 4,274	0.86%	$ 401,805	$ 3,320	0.83%
- time	621,925	18,249	2.93%	608,236	19,777	3.25%
Short-term borrowings	59,303	739	1.25%	97,837	1,243	1.27%
Long-term debt	394,944	18,382	4.65%	339,564	17,256	5.08%
Subordinated debt	30,928	1,598	5.17%	16,148	755	4.68%
Total interest-bearing liabilities	$ 1,603,068	43,242	2.70%	$ 1,463,590	42,351	2.89%
Interest income to earning assets			5.80%			6.02%
Interest expense to paying liabilities			2.70%			2.89%
Interest spread			3.10%			3.13%
Impact of noninterest funds			0.34%			0.37%
Net interest margin		$ 63,096	3.44%		$ 58,866	3.50%

COMMUNITY BANKS, INC. AND SUBSIDIARIES

Fiscal Insight - DECEMBER 31, 2004

Net Interest Margin - Quarter-to-Date

(dollars in thousands)	December 31, 2004			December 31, 2003		
	Average Balance	FTE Interest Income/Expense	Average Rate Earned/Paid	Average Balance	FTE Interest Income/Expense	Average Rate Earned/Paid
Federal funds sold and interest-bearing deposits in banks	$ 16,133	$ 76	1.87%	$ 17,350	$ 42	0.96%
Investment securities	625,998	8,658	5.50%	631,564	8,218	5.16%
Loans - commercial	402,008	6,046	5.98%	367,060	5,430	5.87%
- commercial real estate	348,740	5,293	6.04%	278,317	4,280	6.10%
- residential real estate	93,701	1,512	6.42%	99,018	1,747	7.00%
- consumer	358,095	5,789	6.43%	327,534	5,500	6.66%
Total earning assets	$ 1,844,675	$ 27,374	5.90%	$ 1,720,843	$ 25,217	5.81%
Deposits - savings and NOW accounts	$ 494,275	$ 1,119	0.90%	$ 445,881	$ 933	0.83%
- time	621,810	4,602	2.94%	600,626	4,609	3.04%
Short-term borrowings	48,926	215	1.75%	45,278	114	1.00%
Long-term debt	405,615	4,718	4.63%	389,934	4,559	4.64%
Subordinated debt	30,928	435	5.60%	18,199	213	4.64%
Total interest-bearing liabilities	$ 1,601,554	11,089	2.75%	$ 1,499,918	10,428	2.76%
Interest income to earning assets			5.90%			5.81%
Interest expense to paying liabilities			2.75%			2.76%
Interest spread			3.15%			3.05%
Impact of noninterest funds			0.36%			0.36%
Net interest margin		$ 16,285	3.51%		$ 14,789	3.41%

COMMUNITY BANKS, INC. AND SUBSIDIARIES

Fiscal Insight - DECEMBER 31, 2004

Net Interest Margin - Quarter-to-Date

(dollars in thousands)	December 31, 2004			September 30, 2004		
	Average Balance	FTE Interest Income/Expense	Average Rate Earned/Paid	Average Balance	FTE Interest Income/Expense	Average Rate Earned/Paid
Federal funds sold and interest-bearing deposits in banks	$ 16,133	$ 76	1.87%	$ 6,013	$ 22	1.46%
Investment securities	625,998	8,658	5.50%	663,153	8,854	5.31%
Loans - commercial	402,008	6,046	5.98%	420,252	6,034	5.71%
- commercial real estate	348,740	5,293	6.04%	308,927	4,667	6.01%
- residential real estate	93,701	1,512	6.42%	95,693	1,559	6.48%
- consumer	358,095	5,789	6.43%	351,181	5,704	6.46%
Total earning assets	$ 1,844,675	$ 27,374	5.90%	$ 1,845,219	$ 26,840	5.79%
Deposits - savings and NOW accounts	$ 494,275	$ 1,119	0.90%	$ 515,917	$ 1,139	0.88%
- time	621,810	4,602	2.94%	615,023	4,530	2.93%
Short-term borrowings	48,926	215	1.75%	59,464	202	1.35%
Long-term debt	405,615	4,718	4.63%	399,085	4,655	4.64%
Subordinated debt	30,928	435	5.60%	30,928	408	5.25%
Total interest-bearing liabilities	$ 1,601,554	11,089	2.75%	$ 1,620,417	10,934	2.68%
Interest income to earning assets			5.90%			5.79%
Interest expense to paying liabilities			2.75%			2.68%
Interest spread			3.15%			3.11%
Impact of noninterest funds			0.36%			0.32%
Net interest margin		$ 16,285	3.51%		$ 15,906	3.43%

COMMUNITY BANKS, INC. AND SUBSIDIARIES

Fiscal Insight - DECEMBER 31, 2004

PERIOD-END LOAN PORTFOLIO ANALYSIS

(dollars in thousands)	2004				2003
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
Commercial:					
Commercial	$ 359,112	$ 384,464	$ 378,588	$ 356,862	$ 330,591
Obligations of political subdivisions	49,993	40,226	37,801	37,142	36,853
	409,105	424,690	416,389	394,004	367,444
Commercial real estate:					
Commercial mortgages	$ 356,871	$ 312,327	$ 303,031	$ 287,964	$ 283,661
Residential real estate:					
Residential mortgages	$ 83,979	$ 82,546	$ 84,260	$ 87,280	$ 91,485
Construction	8,703	13,378	10,929	8,505	7,338
	92,682	95,924	95,189	95,785	98,823
Consumer:					
Home equity loans	$ 224,494	$ 225,319	$ 216,384	$ 209,868	$ 205,087
Home equity lines of credit	53,921	49,380	45,324	40,535	38,299
Indirect consumer loans	52,808	55,207	55,252	54,628	55,265
Other consumer loans	26,070	25,433	29,799	29,773	30,032
	357,293	355,339	346,759	334,804	328,683
Total Loans	$ 1,215,951	$ 1,188,280	$ 1,161,368	$ 1,112,557	$ 1,078,611